SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Commission File: 333-06552

PRESS RELEASE

Tembec announces James Lopez as next President and CEO

TEMBEC INC.

(Translation of registrant's name into English)

800, Rene-Levesque Boulevard West, Suite 1050
Montreal, Quebec H3B lX9
 (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F ______          Form 40-F    X

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101 (b)(1): _____
Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper of a paper as permitted by Regulation S-T Rule 101 (b) (7): _____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes _____          No    X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-________

PRESS RELEASE                                                              FOR IMMEDIATE RELEASE

Tembec announces James Lopez as next President and CEO

Montreal (Quebec), June 20, 2005  –  Gordon Lackenbauer, Chairman of the Board of Directors, and Frank A. Dottori, President and Chief Executive Officer are pleased to announce that James Lopez will be appointed Tembec President and Chief Executive Officer upon Mr. Dottori's retirement effective January 26, 2006.

On behalf of the Board of Directors, Chairman Gordon Lackenbauer said: "This appointment is the result of a thorough selection process by the Company's Board of Directors, which considered both internal and external candidates. The Board came to the conclusion that the industry experience, business credentials and management skills Mr. Lopez has demonstrated consistently throughout his career make him the right person to lead Tembec. The appointment of Mr. Lopez will also provide continuity in key aspects of the Company's corporate culture and senior management team."

Mr. Lopez is currently Executive Vice President and President of the Tembec Forest Products Group and has been with the Company since 1989. During his 16 years with Tembec, Mr. Lopez has served in increasingly senior roles. He has been accountable for a number of Tembec's business units and has been an integral part of the Company's growth strategy.

"This appointment is an honour and I am very proud to accept my new role at Tembec," said James Lopez. "I will work closely with Frank to ensure an orderly transition and to take the necessary steps that will enable the Company to create shareholder value. My priorities will be to improve the Company's economic performance along with maintaining its steadfast reputation for environmental sustainability and social responsibility."

After more than 32 years of exceptional leadership and service, Tembec President and CEO Frank Dottori last year announced his intent to step down at the end of 2005. Today's announcement will ensure an efficient and orderly transition at the Company's top. "During the next six months, I will remain dedicated to the Company's continued success and work with Jim to integrate his new role and ensure a smooth transition," said Mr. Dottori, who will continue with Tembec in an advisory capacity and provide assistance to the Company on key files as required.

"Under Frank Dottori, Tembec has enjoyed tremendous success, growing into a $4-billion global company," said Lackenbauer. "His inspired vision and leadership have distinguished Frank as one of the truly outstanding CEOs in our industry. I am confident that Jim will build on Tembec's solid reputation and lead the Company's dedicated team to create value for all our shareholders, employees, customers, and communities."

Tembec is a leading integrated forest products company, well established in North America and France. With sales of approximately $4 billion and some 11,000 employees, it operates 50 market pulp, paper and wood product manufacturing units, and produces chemicals from by-products of its pulping process. Tembec markets its products worldwide and has sales offices in Canada, the United States, the United Kingdom, Switzerland, China, Korea, Japan, and Chile. The Company also manages 40 million acres of forest land in accordance with sustainable development principles and has committed to obtaining Forest Stewardship Council (FSC) certification for all forests under its care by the end of 2005. Tembec's common shares are listed on the Toronto Stock Exchange under the symbol TBC. Additional information on Tembec is available on its website at www.tembec.com

Information:	Pierre Brien Vice President, Communication and Public Affairs Tel: (819) 627-4387

This press release and high resolution images of Frank Dottori and James Lopez are available in the "Press Room" section of Tembec's Web site at www.tembec.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INC.

By:           signed: Antonio Fratianni

Name:    Antonio Fratianni
Title:       General Counsel and Corporate Secretary

Date:      June 21, 2005